NOVAGANT CORP.	Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim Sha Tsui, Hong Kong 19801

November 24, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Jenifer Gallagher

Karl Hiller

Michael Purcell

Laura Nicholson

Re: Novagant Corp.

Registration Statement on Form 10-12G

Filed October 12, 2021

File No. 000-26675

Dear Sir or Madam:

Novagant Corp. (the “Company”) is filing amendment No. 1 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to WeiQun Chen, Chief Executive Officer of the Company, dated November 8, 2021 (the “SEC Letter”), in order to address your concerns in the SEC Letter. The Company understands that it will be required to file periodic reports starting 60 days from October 12, 2021. This response letter, along with the amended Registrtaion Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form 10 Filed October 12, 2021

Explanatory Note, page i

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Our Director confirms that the Company has had no material or systemic non-compliance incidents related to its operations in Hong Kong. We had obtained all the approvals, permits, consents, licenses and registrations that are material to our business and operations. We have added such disclosure in an Explanatory Note to the Registration Statement.

We are a logistics service provider in Hong Kong with over 10 years of operation in the logistics industry. We have started our operation in Hong Kong since 2011 and we only provide logistics services based in Hong Kong. Thus, for those recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange would not be currently applicable to us, but may become applicable in the future. We have added disclosure to this effect.

Nonetheless, there may be some prominent risks associated with our operations based in Hong Kong. For example, as a U.S.-listed Hong Kong public company, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our common stock. It could also significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, changes in Chinese internal regulatory mandates, such as the M&A rules, Anti-Monopoly Law, and the soon to be effective Data Security Law, may target the Company's corporate structure and impact our ability to conduct business in Hong Kong, accept foreign investments, or list on an U.S. or other foreign exchange. For a detailed description of the legal and operational risks facing the Company and the offering associated with our operations in Hong Kong, please refer to the amended Registration Statement.

2. Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong or China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We believe that there are certain risks and uncertainties involved in our operations, some of which are beyond our control. We have added the more significant risks relating to our business are as follows summarized below To the Registration Statement.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China and Hong Kong, which could materially and adversely affect our business.

General macroeconomic conditions may materially and adversely affect our business, prospects, results of operations and financial position.

Occupation protest, demonstration or rioting causing mass disruption to business in Hong Kong may impose adverse impact on the economy of Hong Kong, which in turn may affect our business performance.

The PRC government’s control over foreign currency conversion may adversely affect our business and results of operations and our ability to remit dividends.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our operating subsidiary in Hong Kong, which could materially and adversely affect our liquidity and our ability to fund and expand business.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

We have added the following information to the Registration Statement-

The Chinese government exerts substantial influence over, and can intervene at any time with little to no advance notice in the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges. However, to the extent that the Chinese government exerts more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers over time and if our subsidiary or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange and the value of our common stock may significantly decline or become worthless, which would materially affect the interest of the investors.

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

We have provided the following description of how cash is transferred-

Transfers of Cash to and from Our Subsidiary

NVGT is permitted under the Nevada laws to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Likewise, EFLL is permitted under the laws of Hong Kong to provide funding to NVGT through earnings distribution without restrictions on the amount of the funds. As of the date of this prospectus, there has been no dividends or distributions among the holding company or the subsidiary.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deem relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Nevada Revised Statutes and our bylaws, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Nevada statutory restriction on the amount of funds which may be distributed by us by dividend.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from NVGT to EFLL or from EFLL to NVGT. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit PRC subsidiaries to pay dividends to Hong Kong subsidiaries only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of the date of this prospectus, we do not have any PRC subsidiaries.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our common stock. As of the date of this prospectus, we do not have any PRC subsidiaries.

Cash dividends, if any, on our common stock will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by a PRC subsidiary to its immediate holding company. As of the date of this prospectus, we do not have any PRC subsidiaries. In the event that we acquire or form a PRC subsidiary in the future and such PRC subsidiary desires to declare and pay dividends to our Hong Kong subsidiary, our Hong Kong subsidiary will be required to apply for the tax resident certificate from the relevant Hong Kong tax authority. In that case, we will update our investors by SEC filing of disclosure, e.g. a current report on Form 8-K, prior to such actions.

5. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

We have disclosed in the Registration Statement that trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act.

6. Please disclose that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

We have disclosed the above in our Registration Statement.

Item 1. Business, page 1

7. Please revise to clarify your competitive position in the logistics industry. See Item

101(h)(4)(iv) of Regulation S-K.

We have clarified our competitive position in the Registration Statement.

8. Please revise to disclose the effect of existing or probable governmental regulations on the business, and costs and effects of compliance with environmental laws. See Item 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

We have added the following disclosure to the Registration Statement-

GOVERNMENT AND INDUSTRY REGULATIONS

Our business is located in Hong Kong and is subject to the laws and regulations of Hong Kong governing businesses concerning, in particular labor, occupational safety and health, contracts, tort and intellectual property. Furthermore, we need to comply with the rules and regulations of Hong Kong governing the data usage and regular terms of service applicable to our potential customers or clients. As the information of our potential customers or clients is preserved in Hong Kong, we need to comply with the Hong Kong Personal Data (Privacy) Ordinance.

If PRC authorities reinterpret PRC laws to apply to Hong Kong companies, we may become subject to the laws and regulations of China governing businesses in general, including labor, occupational safety and health, contracts, tort and intellectual property. We may also become subject to foreign exchange regulations might limit our ability to convert foreign currency into Renminbi or Hong Kong Dollars, acquire any other PRC companies, establish VIEs in the PRC, or make dividend payments from any future WFOEs to us.

Hong Kong

Business Registration Ordinance

Every person, (a company or individual), who carries on a business in Hong Kong is required under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) to apply for a business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business. Business registration does not serve to regulate business activities and it is not a licence to trade. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong. Business registration certificate will be issued on submission of the necessary document(s) together with payment of the relevant fee. A business registration certificate is renewable every year or every three years (if business operators elect for issuance of business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

The Employment Ordinance

The Employment Ordinance is the main piece of legislation governing conditions of employment in Hong Kong since 1968. It covers a comprehensive range of employment protection and benefits for employees, including Wage Protection, Rest Days, Holidays with Pay, Paid Annual Leave, Sickness Allowance, Maternity Protection, Statutory Paternity Leave, Severance Payment, Long Service Payment, Employment Protection, Termination of Employment Contract, Protection Against Anti-Union Discrimination. In addition, every employer must take out employees’ compensation insurance to protect the claims made by employees in respect of accidents occurred during the course of their employment.

An employer must also comply with all legal obligations under the Mandatory Provident Fund Schemes Ordinance, (CAP485). These include enrolling all qualifying employees in MPF schemes and making MPF contributions for them. Except for exempt persons, employer should enroll both full-time and part-time employees who are at least 18 but under 65 years of age in an MPF scheme within the first 60 days of employment. The 60-day employment rule does not apply to casual employees in the construction and catering industries. Pursuant to the said Ordinance, we are required to make MPF contributions for our Hong Kong employees once every contribution period (generally the wage period within 1 month). Employers and employees are each required to make regular mandatory contributions of 5% of the employee’s relevant income to an MPF scheme, subject to the minimum and maximum relevant income levels. For a monthly-paid employee, the minimum and maximum relevant income levels are $1,547 and $3,846, respectively.

Import and Export (Registration) Regulations

Regulation 4 of the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (“IER”) provides that every person who imports any article other than an exempted article shall lodge an accurate and complete import declaration with the Commissioner of Customs and Excise within 14 days after the importation of the article. Any person who fails to declare within 14 days after the importation without reasonable excuse is liable to a fine of HK$1,000 upon summary conviction and a daily fine of HK$100. The IER also provides that any person knowingly or recklessly lodges any declaration that is inaccurate in any material particular shall be liable. Textiles, which include any natural or artificial fibre products and any combination of natural and artificial fibre as defined under the IER, are currently not a “prohibited article” under the provision of the Import and Export Ordinance and its subsidiary legislations. Thus, a license issued by the Director-General of Trade and Industry for permission of importation and exportation is not necessary under the Import and Export Ordinance. However, we can apply for registration under the Import and Export (General) Regulations as a registered textiles trader under the textiles trader registration scheme (“TTRS”). TTRS is a voluntary registration scheme and is not a mandatory requirement for us to conduct our business. The Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong), a subsidiary legislation of the Import and Export Ordinance, provides that when importing or exporting any articles into or out of Hong Kong, the importer or exporter must lodge an accurate and complete import or export declaration with the Customs and Excise Department.

Inland Revenue Ordinance

As EFLL carry out business in Hong Kong, we are subject to the profits tax regime under the (Chapter 112 of the Laws of Hong Kong) (“IRO”). The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of person, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations was at 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

China

Recently, China has increased scrutiny and oversight of PRC companies seeking foreign investment or to list their securities overseas. The PRC has also been deepening their reach influence on Hong Kong to more closely align Hong Kong with the policies and governance of the PRC. Depending upon the political climate, we may also in the future become subject to the laws and regulations of China governing businesses in general, including labor, occupational safety and health, contracts, tort and intellectual property. We may also become subject to foreign exchange regulations might limit our ability to convert foreign currency into Renminbi or acquire PRC companies.

Regulations on Tax

PRC Corporate Income Tax

The PRC corporate income tax, or CIT, is calculated based on the taxable income determined under the applicable CIT Law and its implementation rules, which became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018 respectively. The CIT Law imposes a uniform corporate income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

Uncertainties exist with respect to how the CIT Law applies to the tax residence status of the Company and our offshore subsidiaries. Under the CIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for corporate income tax purposes. Although the implementation rules of the CIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have made reference to the guidance set forth in Circular 82 to evaluate the tax residence status of the Company and our subsidiaries organized outside the PRC.

Currently, our Hong Kong entity is not considered as a Chinese entity and therefore not deemed to be a PRC resident enterprise for PRC tax purposes as defined above. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in Hong Kong, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, as our entity enterprise in China is an state high-tech enterprise, it is possible to be impose 15% enterprise income tax on state high-tech enterprises in accordance with provisions of the Chinese tax law, thus materially reducing our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

Value-Added Tax and Business Tax

The Provisional Regulations of the PRC on Value-added Tax (“VAT”) were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance and the State Administration of Taxation (“SAT”) on 28 October 2011 and came into effect on November 1, 2011 (collectively, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For general VAT taxpayers selling or importing goods other than those specifically listed in the VAT Law, the VAT rate is 17%. Starting from April 1, 2019, the VAT rate for revenue generated from providing products was changed from 16% into 13%. VAT is reported as a deduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on Full Implementation of Business Tax to Value-added Tax Reform which has been partially repealed on July 1, 2017 and January 1, 2018, confirms that business tax would be completely replaced by VAT from May 1, 2016.

Regulations Relating to Foreign Exchange and Dividend Distribution

Foreign Exchange Regulations

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to PRC subsidiaries. Our operating currency is the Hong Kong Dollar. If PRC authorities reinterpret foreign exchange regulations to include the Hong Kong Dollar, then we may become subject to the regulations affecting foreign exchange and dividend distributions as set forth herein.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulation of Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations, the Chinese-foreign Cooperative Joint Venture Law and its implementation regulations, and the Chinese-foreign Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside a general reserve of at least 10% of their after-tax profit, until the cumulative amount of such reserve reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

9. Please disclose the number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

We have disclosed that we have 13 employees and 3 full-time employees.

10. Please include a chart that shows your corporate structure.

We have included the following corporate structure chart in the Registration Statement.

Novagant Corp.     100%    > Ever Full Logistics Limited

Director

operation clerk	account clerk	10 freelance sales representatives

Business Overview, page 1

11. Please reconcile disclosures under this heading describing EFLL as "one of the well-established one-stop logistics service providers in Hong Kong and China," having a "proven track record in the logistics industry," with "a broad customer base," "experienced management team," and being "equipped with experienced staff, a diverse vehicle fleet and information technology support capable of handling a large amount of customer orders," with disclosures regarding the uncertainty about your ability to continue as a going concern on page 5, stating "...there are difficulties associated with being a new venture, and the high rate of failure associated with this fact. Our future is dependent upon our ability to obtain financing and upon future profitable operations."We have reconciled these disclosures consequently.

Item 1.A Risk Factors, page 5

12. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have added the following Risk Factor-

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in Hong Kong and accordingly on the results of our operations and financial condition.

The PRC legal system is a codified system with written laws, regulations, circulars, administrative directives and internal guidelines. The PRC government is still in the process of developing its legal system, so as to meet the needs of investors and to encourage foreign investment. As the PRC economy is undergoing development generally at a faster pace than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at an experimental stage and are therefore subject to policy changes. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts that provide interpretations of laws and regulations and decide contractual disputes and issues may change their interpretation or enforcement very rapidly with little advance notice at any time, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as, may cause possible problems to foreign investors. Accordingly, the outcome of dispute resolutions may not be as consistent or predictable as in the other more developed jurisdictions and any litigation or regulatory enforcement action in the PRC may be protracted and may result in substantial costs and the diversion of resources and management attention.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. We expect the Hong Kong and PRC legal systems to rapidly evolve in the near future with the Hong Kong legal system becoming closer aligned with legal system in China. There is a risk that the PRC government will intervene or influence our operations at any time, including exerting more oversight and control over companies operating in Hong Kong and the PRC, offerings conducted overseas and or foreign investment in Hong Kong and PRC based issuers, which could result in a material change in our operations and or the value of our common stock. These actions may be reflected in the changing interpretations and enforcement of many laws, regulations and rules in Hong Kong and the PRC that may not always be uniform and with little to no advance notice. Our business operations and our ability to operate in Hong Kong, offer or continue to offer securities to investors and continue to invest in Hong Kong and or PRC based issuers may be harmed by these changes in laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any such actions (including divesture or similar actions) could result in a material adverse effect on us and on your investment in us and could cause the value of our securities and your investment in our securities to significantly decline or be worthless.

Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways.  We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

13. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We have added the following Risk Factor to the Registration Statement-

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

While we are currently not subject to the laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, there can be no assurance that such laws will continue to be inapplicable to us in the future as these laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

We are not be subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend or shut down our relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

14. You note in Item 1 on page 5 that there is substantial doubt as to your ability to continue as a going concern given your net current liabilities and that you may be unable to discharge your liabilities normally. Please also provide related risk factor disclosure.

We have added such a risk factor.

15. Please revise your risk factor disclosure on page 11 regarding the influence of your officer and director to clarify the voting control of WeiQun Chen, your chief executive officer and director. In that regard, your disclosure in this risk factor does not appear to reflect the ownership of Series B Preferred Shares by Mr. Chen.

We have added the voting control ownership of the Series B Preferred Shares.

16. Please provide risk factor disclosure related to the difficulties in effecting service of legal process, enforcing judgments obtained in U.S. courts, and bringing claims against the company or its directors and officers. For example, it appears that your officers and directors reside outside the United States.

We have added the applicable risk factor to the Registration Statement, as follows:

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Hong Kong based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

All of our current operations are conducted in Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside Hong Kong upon these people. In addition, uncertainty exists as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Hong Kong against us or such persons predicated upon the securities laws of the United States or any state thereof.

Financial Information

Results of Operations and Financial Condition, page 12

17. Please expand your discussion of the results of operations to provide insight into the underlying sources of activity that you report as well as the reasons for material variances in the amounts reported in your statements of operations for each period.

For example, your disclosures regarding the years ended March 31, 2021 and 2020 should identify the various types of sales that resulted in total revenues of $160,351 and $270,380 for these periods, and discuss the factors that changed and resulted in a significant decrease in revenues for the most recent fiscal year. Please similarly identify the principal costs within cost of services, address the changes therein and the effects on gross margin.

Please refer to Item 303 of Regulation S-K and SEC Release 33-8350 if you require further clarification or guidance.

We added the following information-

We reported a net income of $5,184 and a net income of $12,113 for the years ended March 31, 2021 and 2020, respectively.

Due to the outbreak of the COVID-19, the import orders from the customers in the US and in the Europe decreased and the export orders to Southeast Asia also decreased. Thus, the income decreased significantly during the year March 31, 2021 when compare to the same period of 2020. The cost of services was also deceased in line with the decrease in the income. However, the gross profits were slightly increased. The major reason is that the company appointed a new forwarder and carrier who provided such services at a lower freight rate.

We recorded gross profit margins of approximately 37.76% and 43% for FY2020 and FY2021, respectively.

Such business is largely affected by factors such as market competition, global and local economic conditions, market demands for our services, the fuel prices and other costs of services. Given the logistics industry is highly sensitive to these factors, it is probable that we may suffer a low or even negative profit margin due to a decrease in revenue and/or gross profit should the global economy be adversely affected. As such, there is no assurance that we will be profitable or be able to maintain positive gross profit margins in the future. If we are unable to effectively manage our operations and costs, our business, financial condition and results of operations could be adversely affected.

Item 3. Properties, page 14

18. Please provide the disclosure required by Item 102 of Regulation S-K.

We do not own any real property. The principal executive office is provided free of charge by our chief executive officer, WeiQun Chen. We lease the principal business place for our business operations, in particular for our distribution and logistics services. We believe that our existing facilities are adequate to meet our current requirements. Please refer to the Tenancy Agreement referenced as Exhibit 10.2 for details.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

19. Please provide the information required by Item 403 of Regulation S-K as of the most recent practicable date. In that regard, we note your disclosure that the table provides information as of June 30, 2021.

We have updated the information in the table.

20. Please revise the table in this section to describe the voting rights of the Series B Preferred Shares.

We have added disclosure regarding the voting rights of the Series B Preferred Shares.

21. We note your disclosure on page 17 that there are 200,000 shares of Series A Preferred Stock issued and outstanding, and that each share of Series A Preferred Stock has 1,000 votes entitled to be voted at any annual or special meeting of shareholders of the corporation or action by written consent of shareholders. Please provide the disclosure required by Item 403 of Regulation S-K with respect to such shares.

We have added disclosure about the rights of the Series A Preferred Stock.

22. Please revise to provide the disclosure required by Item 403(b) of Regulation S-K regarding security ownership of executive officers and directors.

We have added the additional required disclosure regarding security ownership.

Item 5. Directors and Executive Officers, page 15

23. Please revise to briefly describe the business experience during the past five years of each director and executive officer, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K.

We have added the following additional information-

WeiQun Chen joined the company as the Chairman, CEO and Director in May 2021. From 1997 to 2017, he worked in Zhongtao Holding Group Co., Ltd as Chief Brigade. In Jan 2018, he also served as the Chairman of Golden Bee Health Products Industrial Chain Investments Group Ltd.

Hongzhen Xu joined the company as the Secretary, Treasurer and Director in May 2021. From 2011 to 2018, she served as Chairman of China Poly Intelligent Technology Co., Ltd. Since 2019, Xu has served as Managing Director of Golden Bee Health Products Industrial Chain Investments Group Ltd.

Haiyan Zeng joined the company as the Director in May 2021. From 2013 to 2018, Zeng served as the Chief Executive Officer of Shenzhen Yunhe Technology Co., Ltd.  From 2019 to present, Zeng served as the Director and Deputy General Manager of Golden Bee Health Products Industrial Chain Investments Group Ltd.

24. We note that page F-5 of your audited financial statements indicates that the financial statements were approved and authorized for issue by Barry Wong Yan Wah, the “sole director.” Please ensure that you have provided the disclosure required for each executive officer, as defined in Rule 3b-7 of the Exchange Act, which includes, without limitation, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function. See Item 401 of Regulation S-K. Please also ensure that you have provided the disclosure required by Item 401(c) of Regulation S-K with respect to significant employees.

We have added the following information about Barry Wong Yan Wah, the director of EFLL, the subsidiary-

Barry Wong is the director of our subsidiary EFLL. He has over 35-years experience in logistic industry. He used to be a Senior Sales Manager of one of the major carriers and forwarders, i.e. Dolphin Logistics, KMTC (HK) and Wan Hai Lines (HK). He specialized in export and re-export services. He is responsible for the overall operational management of our import, export and co-loading business.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

25. Please disclose in this section all information required by Item 404(d) of Regulation S-K. In addition, please revise to clarify your reference in this section to the "management of a target business."We have added the required disclosure.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related

Stockholder Matters, page 17

26. Please provide the disclosure required by Item 201 of Regulation S-K.

We have added the required disclosure.

Financial Statements

General, page 20

27. We note that you present annual financial statements of Ever Full Logistics Limited for the years ended March 31, 2021 and March 31, 2020, including an audit opinion and note disclosures, following the interim financial statements. However, it appears that you have duplicated the primary financial statements on pages 20 through 23, in advance of the interim financial statements. Please remove the duplicative set of financial statements on pages 20 through 23.

Please also insert a financial statement index to immediately precede the financial statements, to identify each set of financial statements that you include along with the page numbers. Please also re-number the financial statements as necessary to use sequential and unique numbering for all pages.

We have removed the duplicative financial statements and added the respective index.

28. We note that you have omitted the required statements of cash flows from your interim financial statements for the quarters ended June 30, 2021 and 2020. Please include complete sets of financial statements in your next amendment to comply with Rule 8-03 of Regulation S-X.

We have included the required statements of cash flows in our interim financial statements for the six months ended September 30, 2021 and 2020.

29. Tell us why you believe that separate financial statements of Novagant Corp. would not be required to comply with Article 8 of Regulation S-X. We have provided the pro forma financial statements for the year ended March 31, 2020 and the six months ended September 30, 2021, respectively.

30. Please update your financial statements in any amendment to the registration statement that you file on or after November 15, 2021, prior to the effective date, as required by Rule 8-08 of Regulation S-X.

We have updated the financial statements accordingly.

Exhibits, page 24

31. We note that you have filed a consent from the independent accountant for the inclusion of a report dated October 11, 2021 "...relating to the review of the combined financial statements of Novagant Corp. and Ever Full Logistics Limited for the years ended March 31, 2021 and 2020."

However, we do not see any review report from the independent accountant in your registration statement, although you have an audit report that is dated July 2, 2021 on the second page F-4, which appears to cover only the most recent fiscal year. Please tell us whether the independent accountants have conducted an audit, a review, or both, identify the periods covered by the audit and/or review, and reconcile the apparent inconsistencies noted above.

We have received a new consent from the independent accountant to cover for the years ended March 31, 2021 and 2020, and the six months ended September 30, 2021, respectively.

32. Please include active links to your exhibits. See Item 601(a)(2) of Regulation S-K.

We have added active links to the exhibits.

33. Please file the certificate of designations for the Series A Preferred Stock.

We have included the certificate of designation for the Series A Preferred Stock.

34. Please file a legible copy of your articles of incorporation, as amended.

We have included a legible copy of the articles of incorporation.

35. We note that Article IX of your amended and restated bylaws includes a forum selection provision. Please disclose such provision in your registration statement.

We have included disclosure of the forum selection provision in the Registration Statement.

36. Please file the certificate of reinstatement referenced as Exhibit 3.3 and the Technology Assignment Agreement referenced as Exhibit 10.1, and the share exchange agreement dated September 21, 2021. Please also file the exhibit required by Item 601(b)(21) regarding your subsidiaries.

We have included each of the required exhibits.

Interim Financial Statements, page F-1

37. We note your disclosure in the interim financial statements on the first page F-5, stating that to prepare the financial statements "...it is assumed Novagant Corp. acquired Ever Full Logistics Limited's 100% equity interest on April 1, 2019 at a consideration of US$1, and the net assets value of Ever Full Logistics Limited at April 1, 2019 were assumed to be US$1, which were equivalent to its fair value."

Please tell us your rationale for the assumptions underlying your financial statement presentation, with reference to the authoritative accounting guidance that you relied upon, and explain how this correlates with your description of the precipitating transaction in the fourth paragraph on page 1. As part of your response, please address the presentation and measurement requirements in FASB ASC 805-50-45-1 through 5, and FASB ASC 805- 50-30-5 and 6.

Please also explain how the apparent inconsistency between the capital structures portrayed in the annual and interim financial statements reconciles with the assumptions referenced above, indicating these were applied as of April 1, 2019, which would include the periods covered by your annual financial statements.

To do that combined financial statements before the acquisition completed, as the earlies date of the reporting period is April 1, 2019, so the assumption is made that the acquisition assumed be completed on April 1, 2019.

Annual Financial Statements

Independent Auditor's Report, page F-3

38. We note that the introductory paragraph of the audit report refers to financial statements as of and for the fiscal year ended December 31, 2020, although other language in the report indicates that it may pertain to the fiscal year ended March 31, 2021. Please have your auditor revise their report to correct this inconsistency.

We also note that the audit report does not extend to the fiscal year ended March 31, 2020, and that your auditor has referenced a qualified opinion, apparently due to limitations on the scope of the audit, that it had previously issued on those financial statements.

You are required to have two years of audited financial statements in the registration statement to comply with Rule 8-02 of Regulation S-X, and a qualified audit opinion will not suffice, as indicated in SAB Topic 1.E.2. Therefore, it appears that you will need to obtain an audit for the preceding fiscal year to adhere to the form instructions.

Two years of audited financial statements has been performed for EFLL for the years ended March 31, 2021 and 2020, with an audit opinion. We have attached a new two years of audited financial statements in the registration statement.

Note 2 -Summary of Significant Accounting and Reporting Policy

Revenue recognition, page F-10

39. We note that you disclose a revenue recognition policy that appears to be based on FASB ASC 605, also referencing guidance in EITF 99-19. Please revise your financial statements as necessary to conform to the guidance in FASB ASC 606, which replaced the former guidance via ASU 2014-09, and was effective for public entities having fiscal years beginning after December 15, 2016, and other entities having fiscal years beginning after December 15, 2017. Please ensure that your accounting policy conforms with the applicable requirements, and that you provide the disclosures required by FASB 606-10- 50 and 606-10-65.

This has been amended accordingly.

General

40. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We have taken your note under advisement. However, the Company believes it will be able to meet the reporting requirements in time, and has not withdrawn the initial Form 10-12G.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ WeiQun Chen
WeiQun Chen